Exhibit 99.90

Consent of Jim Cuttle

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of GoldMining Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	News release dated August 5, 2020;
(b)	News release dated June 24, 2020;
(c)	News release dated June 3, 2020;
(d)	News release dated June 3, 2020;
(e)	News release dated May 5, 2020;
(f)	Annual information form dated February 21, 2020;
(g)	News release dated January 30, 2020;
(h)	News release dated March 4, 2019;
(i)	Annual information form dated February 28, 2019; and
(j)	News release dated January 9, 2019.

/s/ Jim Cuttle
Jim Cuttle, B.Sc., P. Geo.

Dated: September 25, 2020